NORTHERN MINERALS & EXPLORATION LTD. 1301 Avenue M – P.O. Box 31, Cisco, Texas 76437 Phone: 254.442.2627 Email: info@northernmineralsexploration.com

June 10, 2014

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 2054

Re:	Northern Minerals & Exploration Ltd. Form 10-K For Fiscal Year Ended July 31, 2013 Filed November 13, 2013 File No. 333-146934

Please see response below to your comment letter dated February 21, 2014:

Statements of Cash Flows, page 34

1.
You report cash flow from operations of $1,280,353 for the year ended July 31, 2013, despite reporting no revenues and $349,048 of accrual basis operating expenses for the year. Please explain to us how you determined you had positive operating cash flow in this circumstance, or revise your statement of cash flow for 2013, as appropriate. In this regard, it appears that the purchase of mineral rights and properties of $1,715,000 was largely a non-cash transaction for the year ended July 31, 2013 and much of this amount (and the $1,600,000 balance payable) was a non-cash transaction that should have been disclosed supplementally rather than as actual cash flow. Similarly, please also address the cash flows from operations of $1,354,737 for the three months ended October 31, 2012, cash flows from operations of $1,346,094 for the six months ended January 31, 2013, and cash flows from operations of $1,270,505 for the nine months ended April 30, 2013 as reported in your Form 10-Qs.

As recommended we have revised our statements of cash flows for the following periods:

For the Year ended July 31, 2013
Amended Form 10-K filed on June 10, 2014

For the Three Months ended October 31, 2012
Amended Form 10-Q filed on June 10, 2014

For the Six Months ended January 31, 2013
The Unaudited Statement of Cash Flows reported in the Form 10-Q Quarterly Report for the Six Months Ended January 31, 2014 filed on March 24, 2014, was revised for the Six Months ended January 31, 2013 to correctly reflect the non-cash transaction as recommended.

For the Nine Months ended April 30, 2013
Amended Form 10-Q filed on June 10, 2014

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly.

NORTHERN MINERALS & EXPLORATION INC.

/s/ Howard Siegel
Howard Siegel
Director, President, Principal Executive Officer
and Principal Financial Officer
Email: info@northernmineralsexploration.com